AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 14, 1997


                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                      FORM 11-K


(Mark One):

    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                     FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                          or

    [  ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934.

Commission file Number: 0-22334


               LODGENET ENTERTAINMENT CORPORATION 401(K) PLAN AND TRUST
               --------------------------------------------------------
                                 (Title of the Plan)


                          LODGENET ENTERTAINMENT CORPORATION
                          ----------------------------------
             (Name of Issuer of the Securities Held Pursuant to the Plan)




       DELAWARE                                    46-0371161
       --------                                    ----------
(State of Incorporation)               (IRS Employer Identification Number)


               808 WEST AVENUE NORTH, SIOUX FALLS, SOUTH DAKOTA  57104
               -------------------------------------------------------
                       (Address of Principal Executive Offices)

                                    (605) 330-1330
                                    -------------
                 (Registrant's Telephone Number, including Area Code)

                                        INDEX


                                                                           PAGE
                                                                           ----

Form 11-K cover page for the LodgeNet Entertainment Corporation
  401(k) Plan and Trust .................................................. Cover

Index ....................................................................   2

Signature ................................................................   3

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of The LodgeNet Entertainment Corporation 401(k) Plan and Trust for the time periods specified below are submitted herewith together with the independent auditor's report thereon:

Independent Auditor's Report .............................................  F-1

Statement of Net Assets Available for Benefits
  as of December 31, 1996 and 1995 .......................................  F-3

Statements of Changes in Net Assets Available for Benefits for the
  year ended December 31, 1996............................................  F-5

Notes to Financial Statements ............................................  F-6

Supplementary Schedules:

  Schedule of assets held for investment purposes ........................  F-10
  Schedule of reportable transactions ....................................  F-11

Consent of Independent Public Accountants.................................  F-12

All other schedules are omitted since the required information is not present, or is not present in the amounts sufficient to require submission of a schedule; or because the information required is included in the financial statements and notes thereto.

SIGNATURES
----------

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                   LODGENET ENTERTAINMENT CORPORATION 401(K) PLAN AND TRUST
                   --------------------------------------------------------
                                  (Name of Plan)



Date:    July 14, 1997            /s/ Tim C. Flynn
                             -------------------------------------------------
                                  Tim C. Flynn
                                  President, Chief Executive Officer, and Plan
                                  Trustee

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of
LodgeNet Entertainment Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of LodgeNet Entertainment Corporation 401(k) Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Nationwide Life Insurance Company and Harris Trust and Savings Bank, the custodians of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1995 financial statements, except for comparing the information provided by the custodians, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1995. The form and content of the information included in the 1995 financial statements, other than that derived from the information certified by the custodians, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of LodgeNet Entertainment Corporation 401(k) Plan as of and for the year ended December 31, 1996, present fairly, in all material respects, the financial status of LodgeNet Entertainment Corporation 401(k) Plan as of December 31, 1996, and the changes in its financial status for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1996, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions, as of and for the year ended December 31, 1996, are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 1996, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan's custodians. The schedule of reportable transactions does not disclose the number of purchases and sales of certain plan assets, the historical cost of certain investments sold, and the net gain or loss of certain investments sold. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.




                                       ARTHUR ANDERSON LLP



Minneapolis, Minnesota,
June 10, 1997

                 LODGENET ENTERTAINMENT CORPORATION 401(K) PLAN

                 Statement of Net Assets Available for Benefits

                             As of December 31, 1996


                                                   Dreyfus       Fidelity      Neuberger/
                                                   Peoples         Asset        Berman       Oppenheimer  20th Century   Nation-wide
                                                    Index         Manager      Ltd. Bond        Global        Ultra      Virtuoso II
                                                  -----------   ---------     -----------    -----------  ------------   -----------

INVESTMENTS, at market value:
  Growth fund                                       $529,697    $      -       $     -       $      -       $      -        $     -
  Balanced fund                                            -     420,748             -              -              -              -
  Bond funds                                               -           -        62,807              -              -              -
  International fund                                       -           -             -        275,507              -              -
  Aggressive growth fund                                   -           -             -              -        733,166              -
  Stable value fund                                        -           -             -              -              -         66,228
  Money market fund                                        -           -             -              -              -              -
  Stock fund                                               -           -             -              -              -              -
  Participant loans                                        -           -             -              -              -              -
                                                  ----------  ----------    ----------    -----------     ----------      ---------
            Total investments                        529,697     420,748        62,807        275,507        733,166         66,228
CONTRIBUTIONS RECEIVABLE:
  Participants                                         3,574       2,446           424          1,661          4,933            260
  Employer                                               501         351            72            225            552             59
                                                  ----------  ----------    ----------    -----------     ----------      ---------

            Net assets available for benefits       $533,772    $423,545       $63,303       $277,393       $738,751        $66,547
                                                  ----------  ----------    ----------    -----------     ----------      ---------
                                                  ----------  ----------    ----------    -----------     ----------      ---------


                                                          Dreyfus       Nation-wide    LodgeNet
                                                           A Bond         Money         Common
                                                            Fund        Market Fund      Stock       Loan Fund        Total
                                                        ---------    --------------   ----------     ---------     -----------

INVESTMENTS, at market value:
  Growth fund                                             $     -          $    -     $     -        $     -       $  529,697
  Balanced fund                                                 -               -           -              -          420,748
  Bond funds                                               43,807               -           -              -          106,614
  International fund                                            -               -           -              -          275,507
  Aggressive growth fund                                        -               -           -              -          733,166
  Stable value fund                                             -               -           -              -           66,228
  Money market fund                                             -           8,889           -              -            8,889
  Stock fund                                                    -               -      97,934              -           97,934
  Participant loans                                             -               -           -         88,204           88,204
                                                         --------       ---------   ---------      ---------      -----------
            Total investments                              43,807           8,889      97,934         88,204        2,326,987
CONTRIBUTIONS RECEIVABLE:
  Participants                                                211              63           -              -           13,572
  Employer                                                     26               4           -              -            1,890
                                                         --------       ---------   ---------      ---------      -----------
            Net assets available for benefits             $44,044          $8,956     $97,934        $88,204       $2,342,449
                                                         --------       ---------   ---------      ---------      -----------
                                                         --------       ---------   ---------      ---------      -----------


         The accompanying notes are an integral part of this statement.


                                          LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

                                          Statement of Net Assets Available for Benefits

                                                      As of December 31, 1995

                                                    Dreyfus       Fidelity       Neuberger/                     20th
                                                    Peoples         Asset        Berman Ltd.    Oppenheimer   Century
                                                     Index         Manager          Bond           Global       Ultra
                                                  ----------     ----------      ----------     ----------   ----------

INVESTMENTS, at market value:
   Growth fund                                     $270,186       $      -       $      -       $      -       $      -
   Balanced fund                                          -        240,758              -              -              -
   Bond funds                                             -              -         36,494              -              -
   International fund                                     -              -              -        141,647              -
   Aggressive growth fund                                 -              -              -              -        396,456
   Stable value fund                                      -              -              -              -              -
   Stock fund                                             -              -              -              -              -
   Participant loans                                      -              -              -              -              -
                                                   --------       --------       --------       --------       --------
                 Total investments                  270,186        240,758         36,494        141,647        396,456

CONTRIBUTIONS RECEIVABLE:
   Participants                                       8,764          8,082          1,280          4,190         11,252
   Employer                                           1,153          1,079            235            595          1,408
                                                   --------       --------       --------       --------       --------
            Net assets available for benefits      $280,103       $249,919        $38,009       $146,432       $409,116
                                                   --------       --------       --------       --------       --------
                                                   --------       --------       --------       --------       --------


                                                   Nation-        Dreyfus       LodgeNet
                                                    wide           A Bond        Common          Loan
                                                 Virtuoso II        Fund         Stock           Fund            Total
                                                 -----------     ----------    ----------     ----------      ----------

INVESTMENTS, at market value:
   Growth fund                                    $      -       $      -       $      -       $      -       $270,186
   Balanced fund                                         -              -              -              -        240,758
   Bond funds                                            -          9,426              -              -         45,920
   International fund                                    -              -              -              -        141,647
   Aggressive growth fund                                -              -              -              -        396,456
   Stable value fund                                54,625              -              -              -         54,625
   Stock fund                                            -              -         36,259              -         36,259
   Participant loans                                     -              -              -         50,341         50,341
                                                  --------       --------       --------       --------       --------
                 Total investments                  54,625          9,426         36,259         50,341      1,236,192

CONTRIBUTIONS RECEIVABLE:
   Participants                                      2,557          1,283              -              -         37,408
   Employer                                            219            120              -              -          4,809
                                                  --------       --------       --------       --------       --------
            Net assets available for benefits      $57,401        $10,829        $36,259        $50,341     $1,278,409
                                                  --------       --------       --------       --------       --------
                                                  --------       --------       --------       --------       --------


The accompanying notes are an integral part of this statement.

                 LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

            Statement of Changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 1996


                                                    Dreyfus        Fidelity      Neuberger/                      20th
                                                    Peoples          Asset       Berman Ltd.    Oppenheimer      Century
                                                     Index          Manager         Bond          Global          Ultra
                                                   --------       --------      -----------     -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  December 31, 1995                                 $280,103       $249,919        $38,009       $146,432       $409,116
                                                   ---------      ---------       --------      ---------      ---------
INCREASE (DECREASE) DURING THE YEAR:
     Contributions-
        Employee                                     164,965        141,698         23,232         94,415        257,132
        Employer                                      22,123         17,356          3,879         12,346         30,850
                                                   ---------      ---------       --------      ---------      ---------
              Total contributions                    187,088        159,054         27,111        106,761        287,982

     Interest income                                       -              -              -              -              -
     Net unrealized gains/realized gains              74,904         35,917          1,380         30,253         62,448
     Distributions to participants                    (8,262)       (14,457)          (446)        (3,271)       (44,029)
     Net loan activity                               (12,433)        (5,247)          (675)        (1,263)       (14,580)
     Fund transfers, net                              12,372         (1,641)        (2,076)        (1,519)        37,814
                                                   ---------      ---------       --------      ---------      ---------
              Net increase during the year           253,669        173,626         25,294        130,961        329,635
                                                   ---------      ---------       --------      ---------      ---------

NET ASSETS AVAILABLE FOR BENEFITS,
  December 31, 1996                                 $533,772       $423,545        $63,303       $277,393       $738,751
                                                   ---------      ---------       --------      ---------      ---------
                                                   ---------      ---------       --------      ---------      ---------


                                                                                Nation-
                                                    Nation-                      wide         LodgeNet
                                                     wide         Dreyfus       Money          Common         Loan
                                                  Virtuoso II     A Bond        Market          Stock         Fund         Total
                                                  -----------    ---------     ---------     ----------     --------    ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  December 31, 1995                                 $57,401       $10,829      $      -       $ 36,259       $50,341     $1,278,409
                                                   --------      --------      --------      ---------      --------    -----------
INCREASE (DECREASE) DURING THE YEAR:
     Contributions-
        Employee                                     43,840        29,372        10,339         30,060             -        795,053
        Employer                                      5,976         3,066           664          3,945             -        100,205
                                                   --------      --------      --------      ---------      --------    -----------
              Total contributions                    49,816        32,438        11,003         34,005             -        895,258

     Interest income                                  3,148             -             -              -         4,489          7,637
     Net unrealized gains                                 -         1,012           185         27,826             -        233,925
     Distributions to participants                     (581)         (215)         (283)          (156)       (1,080)       (72,780)
     Net loan activity                                   (6)         (250)            -              -        34,454              -
     Fund transfers, net                            (43,231)          230        (1,949)             -             -              -

                                                   --------      --------      --------      ---------      --------    -----------
              Net increase during the year            9,146        33,215         8,956         61,675        37,863      1,064,040
                                                   --------      --------      --------      ---------      --------    -----------

NET ASSETS AVAILABLE FOR BENEFITS,                  $66,547       $44,044      $  8,956      $  97,934       $88,204     $2,342,449
  December 31, 1996                                --------      --------      --------      ---------      --------    -----------
                                                   --------      --------      --------      ---------      --------    -----------



         The accompanying notes are an integral part of this statement.

                    LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

                            Notes to Financial Statements

                              December 31, 1996 and 1995

1.  DESCRIPTION OF PLAN:
The following description of the LodgeNet Entertainment Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all full-time employees of LodgeNet Entertainment Corporation (the Company) who have six months of service and are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

The Plan includes 401(k) basic and supplemental cash deferred arrangements. Participants in the Plan may make a basic voluntary contribution by salary deferral in amounts ranging from 1% to 15% of their compensation, as defined. The Company matches participant contributions in an amount equal to 25% of each participant's basic voluntary contribution, not to exceed 1% of their compensation, as defined. Total rollover contributions brought into the Plan in 1996 were $100,403.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service based on the following percentages:

    Less than one year of service                          0% vested
    One year but less than two                            20% vested
    Two years but less than three                         40% vested
    Three years but less than four                        60% vested
    Four years but less than five                         80% vested
    Five years or more                                   100% vested

If a participant dies or becomes disabled while still employed by the employer, his or her entire plan interest becomes 100% vested. Forfeitures of the nonvested employer contributions, resulting from participants who withdraw from the Plan, are used to reduce future employer contributions.

ADMINISTRATION

The Corporation functions as the plan administrator. The plan administrator utilizes Fringe Benefits Design, Inc. and Nationwide Life Insurance Company to provide record-keeping and reporting services. Nationwide Life Insurance Company and Harris Bank and Trust are the asset custodians of the Plan. Administrative expenses of the Plan are paid by the Company and were $17,643 in 1996.

PARTICIPANT LOANS

Participants may borrow funds from the Plan up to 50% of their vested interest. Loans will not be granted in amounts less than $1,000 or greater than $50,000. Loans are evidenced by a promissory note and have a repayment period of no longer than five years unless the loan qualifies as a home loan. The plan administrator will determine the appropriate interest rate by obtaining at least one quote from a financial institution, as chosen by the plan administrator, that is in the business of lending money.

DISTRIBUTION OF BENEFITS

Upon retirement, death, disability or attainment of age 62, a participant or a participant's beneficiary, in the case of death, may receive the vested portion of the amount credited to the participant's account by a lump-sum payment or, if the vested portion exceeds $3,500, the participant may elect to receive periodic installment payments.

AMENDMENT

Effective January 1, 1996, the Plan was amended to eliminate the 1,000-hour requirement and change the time requirement from one year of service to six months of service following the employee's employment commencement date.

TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan continues to operate in compliance with the applicable requirements of the IRC and remains tax exempt.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

INVESTMENTS

Participants have the opportunity to direct all money allocated to their accounts. Participants have nine investments from which to choose. A description of each investment is as follows:

    DREYFUS PEOPLES INDEX--Seeks investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. Considered to be a relatively volatile mutual fund option.

    FIDELITY ASSET MANAGER--Seeks capital appreciation. Considered to be a moderately volatile investment option.

    NEUBERGER/BERMAN LIMITED BOND--Seeks income, consistent with low risk to principal and liquidity. Considered to be a slightly volatile fund.

    OPPENHEIMER GLOBAL--Seeks capital appreciation; current income is not an objective. Considered to be the most volatile investment option.

    20TH CENTURY ULTRA--Seeks capital growth. This fund is viewed as next to the most volatile mutual fund option.

    NATIONWIDE VIRTUOSO II--Seeks the guarantee of principal and interest through an unallocated insurance contract. A new interest rate is declared annually. Considered to be the least volatile fund.

    DREYFUS A BOND FUND--Seeks current income consistent with preservation of capital and maintenance of liquidity. Considered to be a slightly volatile fund.

    NATIONWIDE MONEY MARKET FUND--Seeks to provide a high level of current income while preserving capital and maintaining liquidity. Considered to be a slightly volatile fund.

    LODGENET COMMON STOCK--Invests in LodgeNet Entertainment Corporation common stock, limited to 10% of contributions made.

All of the investments described above, except for Nationwide Virtuoso II and LodgeNet common stock, are part of an unallocated insurance contract pooled separate account with Nationwide Life Insurance Company.

Net unrealized gains represent the increase in the market value of an investment from the end of the prior year or from the date of purchase, if purchased during the year, to the end of the current year.

3.  INFORMATION CERTIFIED BY ASSET CUSTODIANS:
The asset custodians of the Plan have certified that the following information included in the accompanying financial statements and supplemental schedules is complete and accurate:

a.  Net assets available for benefits as of December 31, 1996 and 1995.

b. Changes in net assets available for benefits for the year ended December 31, 1996.

c.  Assets held for investment purposes as of December 31, 1996.

d.  Reportable transactions for the year ended December 31, 1996.

                    LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

          (Employer Identification Number:  46-0371161) (Plan Number:  001)

              Item 27a--Schedule of Assets Held for Investment Purposes

                               As of December 31, 1996



                                                                      Market
        Description of Investment                        Cost          Value

--------------------------------------------------     ---------    ----------
Nationwide Virtuoso II unallocated insurance
  contract**                                          $   66,228    $   66,228
Pooled separate accounts:
  Nationwide Arranger unallocated insurance
    contract pooled separate account                   1,682,932     2,074,621
LodgeNet Entertainment Corporation common stock**          *            97,934
Loans to participants, with interest ranging from
  8.0% to 9.85%                                                         88,204
                                                                    ----------

         Total investments                                          $2,326,987
                                                                    ----------
                                                                    ----------

*Information is not available from the asset custodians of the Plan. **Denotes party in interest.

                    LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

          (Employer Identification Number:  46-0371161) (Plan Number:  001)

                    Item 27d--Schedule of Reportable Transactions

                         For the Year Ended December 31, 1996


                                                                                                                   Cost of    Net
                                                               Number of    Number  Total Value of  Total Sales  Investments  Gain
                   Description                                 Purchases   of Sales   Purchases      Proceeds       Sold     (Loss)
---------------------------------------------------------      ---------   -------- --------------  -----------  ----------- ------
Nationwide Virtuoso II unallocated insurance contract**            *          *      $  52,274      $  43,821      $43,821      -
Nationwide Arranger unallocated insurance contract pooled
  separate account**                                               *          *        920,930        147,372          *        *



*Information is not available from the asset custodians of the Plan.

**Denotes party in interest.
                                         F-11

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Registration Statement (Form S-8 No. 33-75906).




                                              ARTHUR ANDERSON LLP

Minneapolis, Minnesota,
July 11, 1997


                                     F-12